SOCIAL COMMERCE PARTNERS CORPORATION

5717 Legacy Drive, #250

Plano, TX 75024

December 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

RE:	Social Commerce Partners Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333- 291762) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to be declared effective on December 22, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

SOCIAL COMMERCE PARTNERS CORPORATION

By:	/s/ Stuart Johnson
	Name:	Stuart Johnson
	Title:	Chief Executive Officer